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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                               FRESH CHOICE, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    35803210
                                 (CUSIP Number)

                                 DAVID M. DEAN
                          777 MAIN STREET, SUITE 2100
                             FORT WORTH, TX  76102
                                 (817) 878-0442
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No. 35803210                    13D                      Page 2 of 5 Pages
- --------------------------------------------------------------------------------
1) Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons Crescent Real Estate Equities Limited Partnership
- --------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [  ]
                                                                        (b) [  ]
- --------------------------------------------------------------------------------
3)    SEC Use Only
- --------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)                        WC
- --------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                              [  ]
- --------------------------------------------------------------------------------
6)    Citizenship or Place of Organization                  Delaware
- --------------------------------------------------------------------------------
      Number of          (7)  Sole Voting Power             1,781,859
      Shares Bene-     ---------------------------------------------------------
      ficially           (8)  Shared Voting Power               -0-
      Owned by Each    ---------------------------------------------------------
      Reporting          (9)  Sole Dispositive Power        1,781,859
      Person With      ---------------------------------------------------------
                        (10)  Shared Dispositive Power          -0-
- --------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
    1,781,859
- --------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)          [  ]
- --------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)          24.0
- --------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)                 PN
- --------------------------------------------------------------------------------
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Fresh Choice, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2901 Tasman Drive, Suite 109, Santa Clara, California 95054.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Crescent"). Crescent is a Delaware limited partnership. The address of Crescent's executive offices is 777 Main Street, Suite 2100, Fort Worth, Texas 76102. Crescent is the operating partnership of Crescent Real Estate Equities, Inc., a Maryland corporation ("CEI").

         CEI is a Maryland corporation.   The address of CEI's principal
executive offices is 900 Third Avenue, Suite 1800, New York, New York 10022. CEI is a fully integrated real estate company operated as a real estate investment trust which owns a portfolio of real estate assets located primarily in metropolitan submarkets in Texas and Colorado. CEI owns its assets and carries on its operations and other activities directly through Crescent and its subsidiaries and indirectly through three residential development corporations. The information regarding the executive officers, directors and controlling persons of CEI is set forth under the captions "Proposal No. 1 Election of Directors - Board of Directors," "Proposal No. 1 Election of Directors - Directors and Executive Officers," and "Voting Securities and Principal Stockholders" in the Proxy Statement for Annual Meeting of Stockholders of CEI held on June 17, 1996 and is incorporated by reference herein.

         The sole general partner of Crescent is Crescent Real Estate Equities, Ltd., a Delaware corporation (the "Crescent GP"). Crescent GP is a wholly owned subsidiary of CEI. Gerald W. Haddock, the President and Chief Operating Officer of CEI, is the sole director of Crescent GP. The persons who are executive officers of CEI hold the same office in Crescent GP, except that Richard E. Rainwater is not an officer or director of Crescent GP.

         Crescent has not, nor have any of the executive officers, directors or controlling persons of Crescent or any of the executive officers, directors or controlling persons of such controlling persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each natural person identified in this Item 2 is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described herein, Crescent purchased 1,187,906 shares of the Issuer's Series B Non-Voting Participating Convertible Preferred Stock (the "Series B Stock") for $5,500,004.78. The source of such funds was Crescent's working capital.





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ITEM 4.  PURPOSE OF TRANSACTION

         The information set forth under the captions "Summary - The Investment Proposal" and "Investment Proposal" in the Issuer's Proxy Statement for Annual Meeting of Stockholders held on September 13, 1996 (the "Fresh Choice Proxy Statement"), is incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At August 7, 1996, the Issuer had 5,646,319 shares of Common Stock outstanding.

         As of the date hereof, the Series B Stock is convertible into Common Stock of the Issuer on a one-for-one basis. Accordingly, Crescent beneficially owned as of the date hereof 1,187,906 shares of the Common Stock.

         In addition, the Issuer has granted Crescent a three-year option (the "Option") to purchase up to 593,953 shares of Series C Non-Voting Participating Convertible Preferred Stock (the "Series C Stock") at an exercise price of $6.00 per share. The Option is immediately exercisable. If the Option were exercised as of September 23, 1996, the shares of the Series C Stock received would be immediately convertible into Common Stock on a one-for-one basis. Accordingly, Crescent beneficially owned as of the date hereof an additional 593,953 shares of the Common Stock.

         The shares of the Series B Non-Voting Participating Convertible Preferred Stock are also convertible on a one-for-one basis into shares of the Issuer's Series A Voting Participating Convertible Preferred Stock, which are convertible into shares of Common Stock on a one-for-one basis. The exercise of such conversion rights would not result in Crescent's beneficially owning any additional shares of Common Stock.

         Based upon the foregoing, Crescent beneficially owns an aggregate of 1,781,859 shares, or approximately 24.0%, of the Common Stock. Crescent has sole voting and dispositive power with respect to all such shares.

         As provided in the respective Certificate of Designation for the Series B Stock and the Series C Stock, the shares of the Series B Stock may not be converted into either shares of Series A Stock or Common Stock, and the shares of the Series C Stock that Crescent may acquire upon exercise of the Option may not be converted into shares of Common Stock, in each case, to the extent that immediately after any such conversion CEI would be treated as owning more than 10 percent of the outstanding voting securities of the Issuer for purposes of Section 856(c)(5) of the Internal Revenue Code of 1986, as amended. Any exercise or purported exercise of such conversion rights in violation of these restrictions would be void ab initio.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth under the captions "Summary - The Investment Proposal," "Investment Proposal - Introduction" and "Summary of Stock Purchase Agreement - Annual Fees and Expenses," "- Registration Rights" and "- Preferred Stock; Certificates of Designation" in the Fresh Choice Proxy Statement are incorporated herein by reference.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -      Preferred Stock Purchase Agreement dated as of April
                          26, 1996, by and between Crescent Real Estate
                          Equities Limited Partnership and Fresh Choice, Inc., as amended. (Filed as Appendix I to the Proxy
                          Statement For Annual Meeting of Stockholders of the
                          Issuer held on September 13, 1996 (the "Fresh Choice
                          Proxy Statement") and incorporated by reference herein.)

         Exhibit 2 -      Certificate of Designation of Series A Voting
                          Participating Convertible Preferred Stock of the
                          Issuer.  (Filed as Appendix II to the Fresh Choice
                          Proxy Statement and incorporated by reference herein.)

         Exhibit 3 -      Certificate of Designation of Series B Non-Voting
                          Participating Convertible Preferred Stock of the
                          Issuer.  (Filed as Appendix III to the Fresh Choice
                          Proxy Statement and incorporated by reference herein.)

         Exhibit 4 -      Certificate of Designation of Series C Non-Voting
                          Participating Convertible Preferred Stock of the
                          Issuer.  (Filed as Appendix IV to the Fresh Choice
                          Proxy Statement and incorporated by reference herein.)

         Exhibit 5 -      Registration Rights Agreement dated as of September
                          13, 1996, by and between Crescent Real Estate
                          Equities Limited Partnership and Fresh Choice, Inc.
                          (Filed as Appendix V to the Fresh Choice Proxy
                          Statement and incorporated by reference herein.)





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                                   SIGNATURES
         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        CRESCENT REAL ESTATE EQUITIES
                                        LIMITED PARTNERSHIP

                                        By: Crescent Real Estate Equities, Ltd.
                                            General Partner



                                        By: /S/ BRUCE A. PICKER
                                            -----------------------------------
                                            Bruce A. Picker
                                            Treasurer





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